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                               AMENDMENT NO. 1 TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)
                         AMERICAN COUNTRY HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)
                             KFS ACQUISITION CORP.
                        KINGSWAY FINANCIAL SERVICES INC.
                      (NAME OF FILING PERSONS (OFFERORS))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  025278 20 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                     CLASS A COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)
                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                W. SHAUN JACKSON
                        KINGSWAY FINANCIAL SERVICES INC.
                              5310 EXPLORER DRIVE
                      MISSISSAUGA ONTARIO, L4W 5H8, CANADA
                           TELEPHONE: (905) 629-7888
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                    COPY TO:
      GEOFFREY ETHERINGTON III                D. ROGER GLENN
      EDWARDS & ANGELL, LLP                   EDWARDS & ANGELL, LLP
      750 LEXINGTON AVENUE                    750 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10022                NEW YORK, NEW YORK 10022
      TELEPHONE: (212) 308-4411               TELEPHONE: (212) 308-4411
      FACSIMILE: (212) 308-4844               FACSIMILE: (212) 308-4844


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  This Amendment No. 1 to Tender Offer Statement and Amendment No. 2 to
Schedule 13D amends the Tender Offer Statement on Schedule TO and Amendment No. 1. to Schedule 13D (the "Schedule TO") filed with the Securities and Exchange Commission on February 27, 2002 by KFS Acquisition Corp. (the "Purchaser") and Kingsway Financial Services Inc. ("Kingsway"), relating to the offer to purchase Common Stock, Series A Convertible Preferred Stock and Class A Common Stock Purchase Warrants of American Country Holdings Inc. expiring on April 1, 2002 on the terms and conditions set forth in the Offer to Purchase, dated February 27, 2002, a copy of which is attached as Exhibit
(a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO. This Amendment No. 1 to Tender Offer Statement and Amendment No. 2 to Schedule 13D is being filed on behalf of the Purchaser and Kingsway.

ITEM 4. TERMS OF TRANSACTION

  The first sentence of the first paragraph in Section 3 -- "Acceptance for Payment and Payment" on page 10 of the Offer to Purchase is hereby amended in its entirety to read as follows:

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms of any such extension of amendment), after the expiration of the Offer we will accept for payment and promptly pay for all Securities that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer.


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                                  SIGNATURES

  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          KINGSWAY FINANCIAL SERVICES INC.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:Chairman, President and
                                                   Chief Executive Officer

                                          KFS ACQUISITION CORP.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:President and Director

Date: March 19, 2002

  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement, insofar as it amends the statement on Schedule 13D filed on November 30, 2001, as amended, is true, complete and correct.

                                          KINGSWAY FINANCIAL SERVICES INC.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:Chairman, President and
                                                   Chief Executive Officer

                                          AMERICAN SERVICE INSURANCE COMPANY,
                                          INC.

                                          By: /s/ James R. Zuhlke
                                              ---------------------------------

                                              Name:James R. Zuhlke
                                              Title:Chairman

                                          LINCOLN GENERAL INSURANCE COMPANY

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:President and Chief
                                              Executive Officer

                                          UNIVERSAL CASUALTY COMPANY

                                          By: /s/ Marc Romanz
                                              ---------------------------------

                                              Name:Marc Romanz
                                              Title:Chief Operating Officer

Date: March 19, 2002

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